UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aurora Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2565 West Maple Road
(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lori Kamen	248-414-1955	lkamen@sassetmgmt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Carnaghi & Schwark, PLLC
(Name – if individual, state last, first, and middle name)

39425 Garfield Rd, Ste 25	Clinton Township	MI	48038
(Address)	(City)	(State)	(Zip Code)

5/19/2009	3421
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Kamen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aurora Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President and Chief Compliance Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AURORA SECURITIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2023 and 2022

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

PRIMA PROFESSIONAL PLAZA

39425 GARFIELD ROAD, SUITE 25

CLINTON TOWNSHIP, MICHIGAN 48038

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 317-6135

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of Aurora Securities, Inc.
Troy, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aurora Securities, Inc., as of December 31, 2023 and 2022, the related statements of operations, stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aurora Securities, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aurora Securities, Inc.'s management. Our responsibility is to express an opinion on Aurora Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aurora Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-1 of the securities and exchange commission has been subjected to audit procedures performed in conjunction with the audit of Aurora Securities, Inc.'s financial statements. The supplemental information is the responsibility of Aurora Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the securities and exchange commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Aurora Securities, Inc.'s auditor since 2017.
Clinton Township, Michigan
March 28, 2024

AURORA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023 & 2022

ASSETS

	2023	2022
ASSETS		
Cash and cash equivalents	$ 401,274	$ 685,749
Prepaid expenses	70,828	73,267
Commissions receivable	143,617	183,768
	$ 615,719	$ 942,784

LIABILITIES AND STOCKHOLDERS' EQUITY

	2023	2022
LIABILITIES		
Accounts payable	$ 7,278	$ 6,769
Payroll liabilities	11,437	6,108
Other current liabilities	47,982	52,854
Commissions payable	421,916	739,068
SBA loan payable	-	9,898
	488,613	814,697
COMMITMENTS	-	-
STOCKHOLDERS' EQUITY		
Common stock - authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000	1,000
Additional paid-in capital	133,000	33,000
Retained earnings	(6,894)	94,087
	127,106	128,087
	$ 615,719	$ 942,784

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2023 & 2022

	2023	2022
Revenues		
Commissions and fees	$ 8,778,455	$ 12,647,103
Interest	356	52
Sponsorship income	182,500	113,000
	8,961,311	12,760,155
Expenses		
Salaries, wages, commissions and benefits	8,709,538	12,267,093
Regulatory fees	26,543	62,856
Occupancy and equipment	18,000	15,000
Interest	1,508	2,329
Professional services	36,972	62,178
Insurance expense	13,071	6,363
Sponsorship expenses	183,200	155,327
Other operating expenses	73,818	132,828
	9,062,650	12,703,974
Income (loss) before income taxes	(101,339)	56,181
Income tax expense - current	(358)	5,000
Net income (loss)	$ (100,981)	$ 51,181

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2023 & 2022

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance at January 1, 2022	$ 1,000	$ 33,000	$ 42,906
Contributed capital	-	-	-
Net income for year	-	-	51,181
Balance at December 31, 2022	1,000	33,000	94,087
Contributed capital	-	100,000	-
Net income for year	-	-	(100,981)
Balance at December 31, 2023	$ 1,000	$ 133,000	$ (6,894)

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2023 & 2022

	2023		2022	
Cash flows from operating activities				
Net income (loss)	$	(100,981)	$	51,181
Adjustments to reconcile net income (loss) to net				
cash provided (used) by operating activities:				
Depreciation		-		-
(Increase) decrease in deposits and other		2,439		(48,603)
Increase (decrease) in accounts/commission payable		(316,643)		32,696
Increase (decrease) in related party payable		-		(3,986)
(Increase) decrease in receivables		40,151		128,072
Increase (decrease) in other current liabilities		(4,872)		52,854
Increase (decrease) in payroll liabilities		5,329		4,563
Net cash provided (used) by operating activities		(374,577)		216,777
Cash flows (used) by investing activities:				
Purchase of equipment		-		-
Cash flows used by financing activities:				
Additional paid-in capital		100,000		-
Payments on note payables		(9,898)		(11,102)
Net cash provided (used) by financing activities		90,102		(11,102)
Net increase (decrease) in cash		(284,475)		205,675
Cash and cash deposits at beginning of year		685,749		480,074
Cash and cash deposits at end of year	$	401,274	$	685,749
Cash paid during the year for interest	$	1,508	$	2,329
Cash paid during the year for income taxes	$	-	$	-

The accompanying notes are an integral part of this statement.

NOTE A.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Nature of Operations

The Company is a registered securities broker dealer. The Company was formed to offer a broad range of investment management services for the investing public located primarily in Southeast Michigan. The Company maintains no physical securities, client cash or margin accounts.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2023 and 2022.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may exceed FDIC insured limits. At December 31, 2023, the Company's uninsured cash balance total was $36,592.

The Company has one major broker that accounted for 83.2% of the revenue which is approximately $7.3 million. The Company expects to maintain this relationship with the broker.

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as

NOTE A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees and fees on insurance products are recorded when income is reasonably determinable. Revenue as disaggregated by source is presented below:

	2023	2022
Private Placement Memorandum Contract Income	$8,259,055	$11,710,470
Fixed Contract Income	4,429	26,579
Mutual Funds Contract Income	21,977	19,675
Variable Contract Income	420,129	658,403
REIT Contract Income	72,865	10,438
Miscellaneous Income	182,856	113,052
Services Income	-	221,538
	$8,961,311	$12,760,155

Commissions Receivable consists of commissions, fees and other amounts owed to the Company. The Company considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Advertising

The Company's advertising costs are expensed as incurred. Advertising costs is $39,538 and $32,509 as of December 31, 2023 and 2022, respectively.

NOTE B. COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Commissions from brokers represent commissions due and accrued to the Company from their correspondents. The payable to brokers are commissions due to the brokers.

NOTE C. EXEMPTION UNDER RULE 17a-5

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

NOTE D. INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. If it is more likely than not that some portion or all of a deferred tax asset will not be recognized, a valuation allowance is recognized.

The Company adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2023, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

During the year ended December 31, 2023, the Company did not incur any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

NOTE E. RELATED PARTIES

The Company leases office space on a month to month basis of a related organization (common stockholder) and accordingly, incurred expenses to such organization amounting to $18,000 and $15,000 for the years ended December 31, 2023 and 2022, respectively.

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2023 and 2022

NOTE F.   BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE G.   NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Company. At December 31, 2023, net capital as defined by the rules, equaled $56,283. The ratio of aggregate indebtedness to net capital was 868.12%. Net capital in excess of the minimum required was $23,709.

NOTE H.   RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2023 unaudited amended FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE I.   POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Company.

NOTE J.   FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2023. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE K.   ACCOUNTING PRONOUNCEMENTS

In 2023, the Company adopted ASU 2016-02 (ASC 842) Leases, which requires a lessee to recognize a lease asset and a lease liability for operating lease arrangements greater than 12 month. The Company had no leases over 12 months in 2023.

NOTE K.   ACCOUNTING PRONOUNCEMENTS (continued)

During May 2014 the FASB issued "Accounting Standards Update" (ASU) 2014-09, "Revenue from Contracts with Customers" (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The aforementioned ASU's are codified as "Accounting Standards Codification" (ASC) 606 "Revenue from Contracts with Customers". The Company adopted the standard on January 1, 2018.

NOTE L.   CONTINGENCIES

The Company is subject to a pending arbitration filed originally against another broker-dealer. A motion was filed by the Claimant to add the Company as a Respondent in October 2023, alleging that a REIT purchased was not suitable for the investor. The disposition of this matter, in the opinion of management, will not have a material adverse effect on the Company's financial position as of December 31, 2023.

NOTE M.   LOAN PAYABLE

The Company entered into a SBA loan with an initial loan amount of $25,000. Minimum payments on this loan is $120 per month. Interest is accrued at 3.75% per annum. The loan does not take a security interest in any collateral. This loan was paid off during 2023.

NOTE N.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 28, 2024, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

AURORA SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

COMPUTATION OF NET CAPITAL

3530	Total stockholders' equity from Statement of Financial Condition		$ 127,106
3620	Less nonallowable assets from Statement of Financial Condition		(70,828)
3640	Net capital before haircuts on securities positions		56,278
3740	Haircuts on securities		-
3750	Net Capital		$ 56,278

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

3756	(A) Minimum net capital required based on 6-2/3% of aggregate indebtedness	$ 32,574	
3758	(B) Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000	
3760	Net capital requirement: greater of (A) or (B)		32,574
3770	Excess Net Capital		$ 23,704
	(C) - 10% of total aggregate indebtness	$ 48,861	
	(D) - 120% of minimum net capital requirement	$ 6,000	
3780	Net Capital less the greater of (C) or (D)		$ 7,416

COMPUTATION OF AGGREGATE INDEBTEDNESS

3840	Aggregate indebtedness - total liabilities		$ 488,613
3850	Percentage of Aggregate Indebtness to Net Capital		868.22%

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
PRIMA PROFESSIONAL PLAZA
39425 GARFIELD ROAD, SUITE 25
CLINTON TOWNSHIP, MICHIGAN 48038

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 317-6135

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Aurora Securities, Inc.
Troy, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Aurora Securities, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating Aurora Securities, Inc.'s compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriated for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting general assessment payment sufficient to cover liability;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion on Aurora Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Clinton Township, Michigan
March 28, 2024

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

PRIMA PROFESSIONAL PLAZA

39425 GARFIELD ROAD, SUITE 25

CLINTON TOWNSHIP, MICHIGAN 48038

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 317-6135

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of Aurora Securities, Inc.
Troy, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report in which, (1) Aurora Securities, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Aurora Securities, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Aurora Securities, Inc. stated that Aurora Securities, Inc. met the identified exemption provisions throughout the current fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. deals. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Aurora Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aurora Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

Carnaghi + Schwark, PLLC

Clinton Township, Michigan
March 28, 2024

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2023

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

AURORA SECURITIES, INC.
2565 WEST MAPLE
TROY, MI 48084

Lori Kamen
248-414-1955

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,307

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,029)
07/26/2023
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,278

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $7,278

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aurora Securities, Inc.
(Name of Corporation, Partnership or other organization)

Lori Kamen
(Authorized Signature)

President and Chief Compliance Officer
(Title)

Dated the 7 day of February, 20 24.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __JAN 1, 2023__
and ending __DEC 31, 2023__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _8,961,311_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   <39,538>

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Marketing Allowance & Due Diligence Expenses   <1,383,951>

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $ _7,537,821_

2e. General Assessment @ .0015 $ _11,307_

(to page 1, line 2.A.)

2

AURORA SECURITIES, INC.

SCHEDULE IV

SUPPLEMENTAL EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

December 31, 2023

Aurora Securities, Inc. Exemption Report

Aurora Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Aurora Securities, Inc.

I, Lori Kamen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Lori Kamen

Lori Kamen, President

March 28, 2024

Date

PCAOB FIRM INFORMATION

Carnaghi & Schwark, PLLC (3421)   Registration Date 5/19/2009